Exhibit 99.1

For more information contact:	PRESS RELEASE
Investor Relations Garth Russell KCSA Strategic Communications (212) 896-1250 grussell@kcsa.com

Tikcro Technologies Launches New Website

Tel Aviv, Israel, October 26, 2015 - Tikcro Technologies Ltd. (OTCQB: TIKRF) today announced the launch of a new corporate website. The website features information on the Company's approach of using a novel 3D antigen design methodology to generate antibodies for the treatment of certain cancer indications by addressing immune modulators. Specifically, it describes the Company’s product pipeline of antibodies for the blocking of CTLA4 and PD1 interactions with its respective ligands. The website also has a comprehensive investor section with up to date financial information and a corporate presentation. The new website is located at www.tikcro.com

About Tikcro Technologies:

Tikcro Technologies Ltd. (OTCQB: TIKRF) supports early stage development in growth areas, with a focus on biotechnology projects originated in Israeli academic centers. Tikcro is currently engaged with development of certain antibodies selected and verified in pre-clinical trials with a focus on antibodies binding to cancer immune checkpoints CTLA-4 and PD1. For more information about Tikcro, visit Tikcro’s website at www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to our ability to raise financing and the risks related to early stage biotechnology projects, including, but not limited to, obtaining required licenses at reasonable commercial terms, the development, testing, regulatory approval and commercialization, intellectual property rights, competition, exposure to lawsuits and dependence on key suppliers and personnel. Such risks and uncertainties are set forth in the Company's SEC reports, including the Company's Forms 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods.  We undertake no duty to update any forward-looking information.